Corporate Update May 20, 2013 Exhibit 99.1

- 1 - Corporate Update May 20, 2013
Safe Harbor Statement
This presentation contains forward-looking statements about
Elan’s financial condition, results of operations and business prospects that involve substantial risks and uncertainties.
A list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 and in its Reports of
Foreign Issuer on Form 6-K filed with the SEC.
Elan assumes no obligation to update any forward-looking
statements, whether as a result of new information, future
events or otherwise.

- 2 - Corporate Update May 20, 2013 Agenda 1. Ongoing Objectives 2. Overview 3. Theravance 4. AOP Orphan 5. Speranza Therapeutics 6. Capital Structure 7. Elan Today

- 3 - Corporate Update May 20, 2013
Ongoing Objectives
• P&L Growth: Self Funding To Support Long Cycle Business
• Establish Optionality Value For Late Stage (Ph II & III ) Pipeline Assets
• Diversification (Science/Molecules, Therapeutic Areas, Geographies)
• Leverage Business & Financial Structure To Maximize Value & Cash Flow
• Ensure Business Portfolio Generates Returns Meaningfully Above Cost Of
Capital
• Return Capital To Shareholders In A Systematic And Transparent Manner

- 4 - Corporate Update May 20, 2013
Overview
Achieved To Date… Strategic Initiatives…
- 4 - Corporate Update May 20, 2013
J&J AIP business construct restructuring
Sale of EDT to Alkermes
Spin-off of Prothena
Tysabri value unlocking
Significantly Improved Capital Structure
Paid off all debt ($2.4 Bn in 2006)
Returned $1.0 Bn to shareholders
Maintained high cash levels
Transformed Business / Risk Profile
Growth & Diversification
Tysabri Royalty Participation
Theravance Royalty Participation
Acquisition of AOP
Newbridge investment & future option
Continued De-Risking of Business
Divestment of ELND005
Exposure to best-in-class franchises
Capital Structure Discipline
Royalty-Linked Dividend Program
Additional share buy back program
Raise $800 MM in debt

1,540
800
2009
Today
837
1,223
2009
Today
584
508
2009
Today
5
2
2009
Today
1,231
190
2009
Today

Elan Transformation
Elan 2009 vs. 2013 Pro Forma (1)(2)
Total Debt
($ MM)
Total Cash
($ MM)
Total Shares
(MM)
Total Principal
Sites
Total
Employees
Simplified, lower risk business with enhanced focus yielding greater income diversification for investors
- 5 - Corporate Update May 20, 2013
Notes:
1. PF Adjustments include adjustments for Tysabri, Theravance and AOP transactions, ELND005 divestment, South San Francisco early stage research restructuring, share buybacks of $1Bn and
$200m and bond redemption / issuance
2. At 31 March 2009 and 2013 respectively. 2013 total shares outstanding proforma for shares bought back as result of additional share buyback (assumed 17 MM shares bought back at $11.7)
3. Includes ~145m FTE’s as a result of acquisition of AOP Orphan Pharmaceuticals AG
(1)
~
(3)

TYSABRI (natalizumab)

- Valuable royalty on established blockbuster product
- A long-life product in a large and growing therapeutic category
- No related expenses
- 1% cash tax
- **Strong income generator with proven operating leverage**

Theravance

- Unique access to royalty stream on high quality portfolio with significant potential
- High growth, long life products from market leader in a growing therapeutic category
- Negligible cash opex
- Single digit tax rate
- **Potential long-term, high quality cashflow with significant after tax margin**

AOP ORPHAN
FOCUS ON RARE DISEASES

- Strong regional platform
- Multiple late stage orphan disease opportunities
- Infrastructure lite (~145 FTE)
- Newbridge investment & future option
- **Targeted regional platform with diversified and self-financed pipeline**

élan

Three Pillars for Sustainable Growth - Lower Risk with Growth, Geographical Diversification and Embedded Option Value - 6 - Corporate Update May 20, 2013

Theravance Overview - 7 - Corporate Update May 20, 2013

- 8 - Corporate Update May 20, 2013
Respiratory Market
*  Bank of America (COPD & Asthma) – 28 Feb, 2013
IMS Health and Chronic Obstructive Disease - August 2010
Decision Resource Inc. - September 2010
Significant Growth drivers for the macro Respiratory Market
•
•
•
$22.5bn*
GSK
44%
CAGR 2.7%
Demographics: increased aging, increased prevalance in emerging markets
Earlier treatment intervention globally
Treatment guidelines recommending longer acting therapies
th

- Royalty structure as exists: to Theravance, from GSK:
  - BREO™ELLIPTA™/RELVAR™ELLIPTA™ and VI Monotherapy: 15% on the first US $3 billion in aggregate annual global net sales (5% on all aggregate annual global net sales above US$3 billion)
  - ANORO™/ELLIPTA™: royalties are upward tiering and range from the mid-single digits to 10% on all annual global net sales
  - MABA '081: between 10% and 20% on annual global net sales up to US$3.5 billion (7.5% on all annual global net sales above US$3.5 billion)
- Elan to receive 21% participation interest in Theravance's potential royalty payments
- 20% of payments received by ELN under this agreement with Theravance will be paid directly to ELN shareholders as a dividend pass through

élan

Theravance Transaction Every $1bn of in-market sales could generate up to ~$25m of net income to Elan - 9 - Corporate Update May 20, 2013

- 10 - Corporate Update May 20, 2013 AOP Orphan

- INVESTMENT: €263.5 million (€175.7m cash & €87.8m equity) and potential milestones of up to €270m
- RETURN: 100% acquisition of AOP Orphan Pharmaceuticals - Vienna, Austria
- 2012 Revenue €59.0m (~$76m)[(1)(2)]; 2012 Adjusted EBITDA €15.5m (~$20m)[(1)(2)]
- Private company specializing in orphan diseases - development, registration and commercialization of innovative drugs in orphan or niche indications
- Four late stage pipeline programs
- Core country operations in Central Europe and Middle East

AOP ORPHAN
FOCUS ON RARE DISEASES

élan

- 11 - Corporate Update May 20, 2013
AOP Orphan
1. Calculated based on EURUSD exchange rate of 1.2858, being the average exchange rate for the financial year ending 31 December 2012
2. Unaudited
- 11 - Corporate Update May 20, 2013

- 12 - Corporate Update May 20, 2013
Why This Transaction Is Attractive For Elan
• Fully integrated high growth orphan pharmaceuticals business
• Strong regional and commercial platform in high growth markets
• Multiple late stage orphan disease opportunities
• Infrastructure lite (~145 FTE)
• Targeted regional platform with diversified and self-financed pipeline for substantial optionality and business risk diversification potential

- 13 - Corporate Update May 20, 2013 Newbridge

- 14 - Corporate Update May 20, 2013
Elan / Newbridge Pharmaceuticals
• INVESTMENT:  $40 million
• RETURN:   48.3% of specialty therapeutics company in Middle East, Africa and Caspian Region (AfMET)
• Venture backed specialty therapeutics company specializing in in-licensing, acquiring, registering and commercializing  approved pharmaceuticals and biologics
• Current focus: oncology and supportive care, metabolic disorders and gastro intestinal conditions

Pharmaceutical Sales (US$bn)*
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

élan

- 15 - Corporate Update May 20, 2013
Emerging Market Opportunity
• AOP – Central & Eastern Europe
• NewBridge – Middle East, North Africa & Turkey
• Combined AOP & Newbridge markets growing exponentially
when compared with developed markets
* Business Monitor International; E&Y EM Assessment, World Bank data, and expert opinion from L.E.K
Sub-Saharan Africa +190%
MENA +142%
Eastern / Central Europe +108%
North America +20%
Europe (Rest) -8%
Asia (Rest) +77%

- 16 - Corporate Update May 20, 2013 Speranza Therapeutics

- 17 - Corporate Update May 20, 2013
ELND005: Speranza Therapeutics*
• Private company exclusively focused on ELND005 development
Objective to file in lead indication – Agitation/Aggression in AD, ~ 2015/2016
Demonstrate POC in BPD and Down Syndrome for additional life cycle management
• Irish domiciled entity with all current and future IP held there
• Capitalization of ~ $ 90 million split between ELN and external financial sponsor
ELN commits $ 70 million upfront plus, potentially, up to an additional $8 million in the future
ELN will receive 18% equity, royalties and milestones in major markets and retention of commercial rights in select territories/markets

- 18 - Corporate Update May 20, 2013 Capital Structure

- 19 - Corporate Update May 20, 2013
Pro Forma Summary Capitalization and Maturity Profile
Summary Pro Forma Maturity Profile
$ MM
Summary Capitalization Table
($ MM)
(2)
Pro Forma
31-Mar-13
Refinancing, D5,
Theravance &
AOP Acquisitions
Senior Notes due 2021 800
Total Gross Debt 800
Cash & Cash equivalents 556
PF Adjustments for transactions
(1)
669
Total Cash & Cash equivalents 1,223
0
250
500
750
1,000
1,250
1,500
Senior Notes due
2021
Cash &
Cash Equivalents
(1)
Senior Notes
$800 MM
Cash & Cash
Equivalents
as of Mar-13
$556 MM
PF Adj. for
Transactions
$669 MM
Notes:
1. Includes net cash received from Tysabri sale of $3,185 MM, bond redemption and share buybacks cost of ($1,948MM), Theravance acquisition cost of ($1,025 MM), AOP acquisition cost of ($250MM), ELND005 divestment costs of ($75MM) and senior notes issuance net of costs of $780 MM
2. US GAAP

- 20 - Corporate Update May 20, 2013 Elan Today

- 21 - Corporate Update May 20, 2013
Elan plc Objectives
Tysabri THRX AOP Newbridge
ELND005-
Speranza
P&L (Growth)
Option Value of Late
Stage Pipeline
Diversification:
Science-Molecules;
Therapeutic Areas;
Geographies
Optimize & Leverage
Business and Financial
Structure

- 22 - Corporate Update May 20, 2013
Irish Takeover Rules
As required by the Irish Takeover Rules, the Directors of Elan accept responsibility for the information contained in this presentation. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this presentation is in accordance with the facts and does not omit anything likely to affect the import of such information.
Any holder of 1% or more of any class of relevant securities of Elan may have disclosure obligations under Rule 8.3 of the Irish Takeover
Panel Act, 1997, Takeover Rules 2007 (as amended).